

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

June 14, 2010

Leon Golden, President
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, New York 11235

> **Re:** **Victoria Internet Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 3, 2010**
> **File No. 333-165391**

Dear Mr. Golden:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Financial Statements for the Period Ended March 31, 2010

Notes to the Financial Statements, page F-15

Note 1 – Organization and Nature of Business, page F-15

1. The description of the nature of your business is inconsistent with disclosures elsewhere throughout the filing. Please revise to address this inconsistency.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact TaTanisha Meadows, Staff Accountant, at (202) 551-3322, or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott P. Doney, Esq.
        Cane Clark LLP
        Via facsimile (702) 944-7100